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                             June 30, 2021

       Jacky Wu
       Chief Financial Officer
       DigitalBridge Group, Inc.
       750 Park of Commerce Drive , Suite 210
       Boca Raton , Florida 33487

                                                        Re: DigitalBridge
Group, Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-37980

       Dear Mr. Wu:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Management's Annual Report on Internal Control over Financial Reporting, page 94

   1. We note that management evaluated the effectiveness of your internal control over financial reporting
using the criteria set forth in Internal Control Integrated Framework issued by the Committee
of Sponsoring Organizations of the Treadway Commission
                                                        (COSO). Please tell us
and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework
in your assessment. Reference is made to Item 308(a)(2) of
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jacky Wu
DigitalBridge Group, Inc.
June 30, 2021
Page 2

       You may contact William Demarest, Staff Accountant at 202-551-3432 or
Isaac
Esquivel, Staff Accountant at 202-551-3395 if you have any questions.



FirstName LastNameJacky Wu                              Sincerely,
Comapany NameDigitalBridge Group, Inc.
                                                        Division of Corporation
Finance
June 30, 2021 Page 2                                    Office of Real Estate &
Construction
FirstName LastName